PROTOTYPE AGREEMENT

THIS PROTOTYPE AGREEMENT (“AGREEMENT”) is made and entered into as of November 11, 2009 (“Effective Date”) by and between:

Eastern Mining & Industrial Supply, Inc., a business corporation organized and existing under the laws of the State of West Virginia, having a place of business at 110 Phico Street, Chapmanville, West Virginia 25508 (“Eastern”);

and

Torvec, Inc. a publicly traded company existing under the laws of New York State, having a place of business at 1999 Mt. Read Blvd, Rochester, New York, 14615 (“Torvec”).

The foregoing being referred to individually as a “Party” and collectively as the “Parties”

BACKGROUND

A. Eastern is engaged in the mining and industrial excavation business utilizing various heavy-duty mining and excavation vehicles;

B. Torvec owns the intellectual property rights to valuable automotive technologies and has considerable experience in designing and developing constant velocity joint technology for use in automotive vehicles;

C. Eastern has requested that Torvec employ its know-how and skills to develop the Product as hereinafter defined for use in the Program as hereinafter defined;

D. Eastern has agreed to compensate Torvec for the design, engineering, production and delivery costs associated with the production of the Product for use in the Program as set forth in the Statement of Work attached to this Agreement as Schedule A;

E. Torvec has agreed to design, build and deliver the Product to Eastern for use in the Program in accordance with the Statement of Work;

NOW, THEREFORE, IN CONSIDERATION OF the mutual covenants and promises contained in this Agreement, the Parties agree as follows:

I. DEFINITIONS

The following terms will have the indicated meanings, it being understood that the singular of each them includes the plural, and vice versa:

1.1 “Prototype” means a Torvec’s Prototype Constant Velocity Joint;

1.2 “Platform” means the Testing Apparatus located at Rochester Institute of Technology to be used to test the functionality of the Prototype;

1.3 “Program” means a program to design, engineer, build and test the Prototype(s) as more particularly described in the Statement of Work;

1.4 “Statement of Work” means an agreed work description and schedule for the designing, engineering, building and testing of the Prototype(s) as shown in Schedule A, including all Exhibits thereto;

1.5 “Intellectual Property Rights” means rights under the laws of patents, copyrights, trade secret rights, and similar exclusive rights in industrial, proprietary and commercial property, including but not limited to such rights in Technical Information owned by Torvec that is associated with its constant velocity joint;

1.6 “Technical Information” means all information owned or possessed by Torvec with respect to the constant velocity joint and transferred to Eastern under this Agreement;

1.7 “Confidential Information” means, respectively, all information owned or possessed by Eastern and all information owned or possessed by Torvec in relation to past, present, or future business plans, financial data and documentation, manufacturing, production and pricing information, product and service specifications, sourcing, distribution procedures, distribution processes, know-how, trade secrets, financial data, strategic planning, and projections, in whatever form or medium.

1.8 “Evaluation Period” means the 45 day period beginning on the first business day immediately after the receipt by Eastern of Phase I and Phase II test results, as such period may be extended by written consent of the Parties.

1.10 “Notification Deadline Date” means the 45th day immediately after the commencement of the Evaluation Period, as such date may be extended by written consent of the Parties.

1.11 “Total Compensation” means the aggregate of Program Compensation as set forth in this Agreement.

II. PROGRAM EXECUTION

2.1 Program. Eastern and Torvec agree to use their best efforts to work jointly to carry out the Program in accordance with the objectives and specifications set forth in the Statement of Work and to do so within the schedule and budget specified therein.

2.2 Program Compensation. With respect to PHASE I of the Program, Eastern shall pay Torvec the Total Compensation of $28,000 to enable Torvec to design, engineer, build and test the Prototype(s) in accordance with the payment schedule set forth in the Statement of Work. With respect to PHASE II of the Program, the Program Compensation will be determined by Torvec immediately prior to the commencement of PHASE II and shall be based upon the number of constant velocity joints to be tested and the costs associated with the construction of the testing structure and actual testing at Rochester Institute of Technology’s Center for Integrated Manufacturing Studies.

2.3 Program Goals. The Parties agree that the following constitute Program goals:

A) to load in accordance with the Statement of Work a Prototype on a Testing Apparatus located at the Rochester Institute of Technology’s Center for Integrated Manufacturing Studies (“RIT Center”) pursuant to an agreement between Torvec and the RIT Center dated as of October 6, 2009 in order to test the functionality of the Prototype;

B) to “maximum strength” test in accordance with the Statement Of Work a to be determined number of Prototypes and conventional constant velocity joints on a to be constructed testing structure at the RIT Center in order to compare the respective breaking points of the Prototypes and conventional constant velocity joints;

C) to generate such Technical Information, including such drawings to enable Eastern to evaluate the Prototype(s) during the Evaluation Period. The Parties understand that nothing in this Agreement shall require Torvec to divulge any Intellectual property rights associated with the design, engineering and building of the Prototype(s).

III. FUTURE LICENSING RIGHT; EVALUATION PERIOD

3.1 Licensing. Upon the execution of this Agreement by the Parties hereto, Torvec hereby agrees to enter into good faith negotiations with Eastern to enable Eastern to obtain an exclusive worldwide license to manufacture, use, promote, market and/or sell Torvec’s constant velocity joints for mining vehicles and other mining equipment.

3.2 Delivery of Confidential Information. The Parties agree that, upon the completion of the testing described in the Statement of Work, they will share such Confidential Information with each other as shall be commercially reasonable and appropriate to enable each Party to negotiate a license in good faith in accordance with Section 3.1.

3.3 Completion of Testing; License Notification. Upon completion of the testing of the Prototypes, Torvec promptly shall furnish Eastern with complete Phase I and Phase II testing results. Upon receipt of such testing results, the Evaluation Period shall commence and Eastern shall, upon completion of its review of such test results but no later than the Notification Deadline Date, notify Torvec in writing of whether it wishes to enter into negotiations for a license as set forth in Section 3.1 hereof.

A) If Eastern wishes to enter into license negotiations, the Parties shall promptly meet, negotiate in good faith and, within thirty days after Eastern’s notification set forth herein attempt mutually agree upon the terms and conditions of such license which shall be set forth in a license agreement. Such terms shall include anti-shelving and minimum payment provisions and shall provide that the Total Compensation paid by Eastern in connection with this Agreement shall constitute an offset against future payments to be made by Eastern pursuant to such license.

B) If Eastern does not desire to enter into license negotiations, the Parties shall return promptly one to the other, all Technical Information and Confidential Information, including all drawings and other documentation previously furnished one to the other in connection with this Agreement.

IV. INTELLECTUAL PROPERTY

4. Ownership by Torvec. The Parties agree that, notwithstanding the testing of the Prototype(s) and the provision of Technical Information, including drawings and other documentation by Torvec to Eastern in accordance with this Agreement, Torvec will retain ownership of all Intellectual Property Rights with respect to its constant velocity joint technologies.

V. PROTECTION OF TECHNICAL AND CONFIDENTIAL INFORMATION

5.1 Obligation to Protect Technical Information. During the term of this Agreement and for the period thereafter specified herein, Eastern agrees to use the Technical Information furnished to it in writing and marked with a restrictive legend only for the purpose specifically authorized by this Agreement and shall not disclose Technical Information to any person outside its organization or to any person inside its organization, which includes consultants and contract employees, not having a need-to-know and who is not obligated in writing to protect the proprietary information disclosed. Technical Information disclosed orally may be protected by reducing the information to writing and transmitting it to Eastern within five days of oral disclosure.

5.2 Obligation to Protect Confidential Operations Information. During the term of this Agreement and for the period thereafter specified herein, each Party agrees to use the Confidential Information furnished one to the other in writing and marked with a restrictive legend only for the purposes specifically authorized by this Agreement, and neither Party shall disclose Confidential Information to any person outside its organization or to any person inside its organization, which includes consultants and contract employees, not having a need-to-know and who is not obligated in writing to protect the proprietary information of such Party and it suppliers. Confidential Information disclosed orally may be protected by reducing the information to writing and transmitting it to the receiving Party within five days of oral disclosure.

5.3 Duration of Restrictions. The obligations set forth in Sections 5.1 and 5.2 will continue during the term of this Agreement and for a period of five (5) years thereafter; provided, however, that prior to the end of such period, these obligations will not apply to any Technical Information or Confidential Information which the receiving Party can show by documentary evidence is now in or later becomes generally known to the public or to other persons who can obtain economic value from its disclosure and use through no fault of the receiving Party, was lawfully in the possession of the receiving Party from a source other than the disclosing Party at the time of receipt, is independently developed by the receiving Party, or is received from a source other than the disclosing Party which has no obligation of confidentiality to the disclosing Party.

5.4 Standard of Care. The receiving Party will protect Technical Information and Confidential Information using the same degree of care it uses to protect its own proprietary information of similar nature, but the receiving Party will exercise no less than reasonable care. The receiving Party will not be liable for inadvertent, accidental or mistaken use or disclosure of Technical Information or Confidential Information despite the exercise of such care, provided that upon discovery of any such inadvertent, accidental or mistaken use or disclosure, the receiving Party takes reasonable steps to retrieve the Technical Information or Confidential Information and to prevent its further unauthorized use or disclosure.

5.5 Permitted Disclosures. The receiving party will have the right to disclose Technical Information and Confidential Information to any additional partners in the Program under written obligations of confidentiality and non-use at least as stringent as this Agreement, provided that data, documentation and software constituting Technical Information and Confidential Information may be delivered to the United States Government with no greater than “Limited Rights” and any software with no greater than “Restricted Rights” as those terms are now or later defined in the Federal Acquisitions Regulations and the Department of Defense Supplement to the same . The receiving Party may not disclose any applicable software source code delivered hereunder to anyone other than is own employees, consultants and contract employees.

5.6 Marking. This Agreement will supersede any markings or legends on Technical Information and Confidential Information.

VI. LIABILITY

6.1 Warranty of Technical information. Torvec warrants only that the Prototype(s) and the Technical Information associated therewith will be in accord with the specifications set forth in the Statement of Work. Upon a Party’s discovery of any errors with respect to such specifications, such Party agrees to promptly notify the other Party of the errors with reasonable specificity and the notified Party will use its best efforts to correct the same as promptly as possible.

6.2 Consequential Damages. In no event will either Party be liable to the other Party for indirect, special, or consequential damages.

VII. TERM AND TERMINATION

7.1 Normal Termination. Except as provided herein, this Agreement will terminate at the close of business on the Notification Deadline Date or, if later, the execution of a final definitive license agreement by the Parties hereto pursuant to Section 3.3 hereof.

7.2 Termination for Cause; Coordination with
Section 8.5 In the event of the nonperformance by a Party of its obligations under this Agreement, the Parties will attempt to resolve the matter pursuant to the dispute resolution provisions of Section 9.5 hereof. If the matter can not be so resolved, the non-breaching Party, without limiting its remedies, may either terminate this Agreement and seek actual damages or seek specific performance of this Agreement in accordance with its terms.

7.3 Termination without Cause. Due to the unique working relationship between the Parties created by this Agreement, the Parties agree that this Agreement and the obligations of each Party set forth herein may not be terminated by either Party “without cause.”

7.5 Survival of Termination. Upon Termination of this Agreement, all obligations which by their nature continue beyond termination will remain in effect, including but not limited to indemnities, obligations of confidentiality and warranties.

VIII. MISCELLANEOUS

8.1 Governing Law. This Agreement will be governed under the laws of the State of New York excluding such state’s conflicts of law rules.

8.2 Entire Agreement. This Agreement, Schedule A ( the Statement of Work), including all exhibits thereto constitute the entire and only agreement between the Parties relative to the subject matter contained herein. Except as specifically provided, this Agreement may not be amended or modified except by a written document signed by both Parties.

8.3 Notices. Any notice required to be given under this Agreement will be in written form and in two copies. A notice will be effective when delivered in person; deposited in the mail, certified, return receipt requested; or sent by facsimile or electronic mail transmission provided that a confirming copy is mailed by certified mail, return receipt requested. Such notices will be addressed as follow:

If to Torvec:

Torvec Inc.

1999 Mt. Read Blvd

Rochester, New York 14615

Attention: Richard B. Sullivan

If to Eastern:

Eastern Mining & Industrial Supply, Inc.

110 Phico Street

Chapmanville, West Virginia 25508

Attention: David Mayo, Vice-President

8.4 Force Majeure. Neither Party will be responsible for any failures in carrying out its obligations set forth in this Agreement due to conditions, events or circumstances or other causes beyond its reasonable control.

8.5 Disputes. If any claim or controversy arises out of, or relates to, this Agreement, the Parties will make a good faith attempt to resolve the matter through their respective managements. The managers of the division or subsidiary having cognizance of the subject matter of the Agreement for the Parties will first meet in person and make a good faith attempt to resolve such controversy or claim. If after such good faith attempt, such managers cannot otherwise settle or resolve the claim or controversy, or if the subject matter of the Agreement is not under the cognizance of such division or subsidiary of the Parties, the senior management of each party will meet in person to make a good faith attempt to resolve or settle the matter.

If the claim or controversy cannot otherwise be settled by such managers or senior management of the Parties after a good faith attempt, the Parties agree, prior to litigation, to attempt in good faith to resolve such claim or controversy by mediation in accordance with the Center for Public Resource Model Procedure of Mediation of a Business Dispute. Nothing herein, however, will prohibit either Party from seeking judicial relief if such Party would be substantially prejudiced by a failure to act during the time that such good faith efforts are being made to resolve the claim or controversy.

Notwithstanding the foregoing, either party will have the right to seek injunctive relief in a count of competent jurisdiction to prevent misuse of its Intellectual Property Rights, Technical Information and/or Confidential Information.

8.6 Assignment. This Agreement is binding upon and inures to the benefit of both Parties and their respective successors and assigns as expressly permitted herein. This Agreement may not be assigned and/or transferred by either Party without the prior written consent of the other Party, which assignment will not be unreasonably withheld; provided, however, that Torvec may freely assign and/or transfer any or all of its Intellectual Property Rights, Technical Information and/or Confidential Information to any entity which acquires all or substantially all of the assets of the business to which this Agreement pertains. Torvec agrees that in connection with any such acquisition, it will cause the acquiring entity to acknowledge the existence of this Agreement and its agreement to fulfill the obligations of Torvec as set forth herein. Any assignment or attempted assignment in violation of the clause will be null and void.

8.7 Release of Information. Either Party may make a press release, advertisement or public statement concerning the existence, purpose and the terms and conditions of this Agreement and, in the case of Torvec, may disclose the existence, extent and nature of this Agreement, including filing this Agreement as an Exhibit, in Torvec’s public filings as required by rules and regulations promulgated by the Securities and Exchange Commission.

8.8 Headings. The headings and captions of articles and sections of this Agreement are provided for convenience only and may not adequately or accurately describe the contents of such articles and sections. Such sections will not be used to interpret the scope, meaning or intent of any portion of this Agreement, nor otherwise be given any legal effect.

8.9 Language. This Agreement will be interpreted as understood in the English language as used in the United States of America. All correspondence and communications hereunder will be in the English Language.

Eastern Mining & Industrial Supply, Inc. TORVEC, Inc.

SCHEDULE A

STATEMENT OF WORK

PHASE I

A. Torvec will design, engineer and build two (2) design specific prototype constant velocity joints and connecting shaft and will “load” such unit for testing upon a testing apparatus located at Rochester Institute of Technology’s Center for Integrated Manufacturing Studies. The goal of this testing will be to demonstrate the functionality of the constant velocity joint.

Specifically, operating “loads” will be applied by simulating loads that a constant velocity joint would be exposed to by a 30 HP electric motor utilizing approximately 750 ft. lbs. at 300 RPM in a 25 ton mining vehicle. The testing apparatus will deliver these loads at 5 degree angle increments from zero to 28 degrees (0—28 degree angles). At each 5 degree angle (or part thereof from 25 to 28 degrees), the constant velocity joints will be run continuously for not less than one hour. Temperatures will be recorded.         .

B. PHASE I testing shall be completed no later than December 30, 2009.

C. Eastern shall pay Torvec $14,000 no later than November 15, 2009 and an additional $14,000 no later than December 1, 2009. Such payments are based upon the following costs for the completion of Phase I:

$10,000—engineering constant velocity joints, test fixtures and axle to accommodate testing;

$4,500—— testing Torvec’s constant velocity joint (total cost of $39,215 for testing minus $34,715 funded by State of New York);

$6,000—— software to test all constant velocity joint designs;

$7,500—production of two (2) complete constant velocity joint Prototypes and connecting shaft.

PHASE II

A. Promptly upon completion of PHASE I, Torvec and Eastern will mutually determine the number of Torvec constant velocity joints to be built and an equal number of conventional constant velocity joints to be acquired and used for the “maximum-strength” testing phase, which number shall not be unreasonable for the purposes of Phase II.

B. Torvec shall promptly arrange for the construction of an appropriate testing structure to be located at Rochester Institute of Technology’s Center for Integrated Manufacturing Studies.

C. The “maximum-strength” testing phase consists in testing the agreed-upon number of Torvec and conventional constant velocity joints at zero degree and 28 degree angles until breakage occurs. The testing structure therefore will record all pertinent information leading during the test leading to the destruction of the constant velocity joints.

D. The purpose of the “maximum-testing” testing phase is to compare the durability and strength of Torvec’s constant velocity joints with the durability and strength of conventional constant velocity joints with “loads” equal to that to which such constant velocity joints would be exposed to in the operation of a 25 ton mining vehicle.

E. Eastern shall pay Torvec the Program costs associated with PHASE II which shall be based upon the number of constant velocity joints to be tested, the costs associated with the construction and operation of the testing structure and other costs associated with actual testing as furnished to Torvec by Rochester Institute of Technology. All of such Program costs with respect to PHASE II shall be paid by Eastern to Torvec in accordance with an agreed upon payment schedule to be determined prior to the commencement of PHASE II.